May 12, 2015	News Release 15-08
SILVER STANDARD REPORTS FIRST QUARTER 2015 RESULTS
VANCOUVER, B.C. - Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) reports consolidated financial results for the first quarter ended March 31, 2015.

“Our strong production was delivered at lower costs at both operations, demonstrating, once again, that our assets are delivering strong cash generation,” said John Smith, President and CEO. “On a silver equivalent basis, production of 6.8 million ounces at cash costs of $9.57 per payable ounce distinguishes Silver Standard from its peers. Positive net income and strong operating cash flows in the quarter resulted from our focus on cost discipline and further enable our growth strategy."

First Quarter 2015 Highlights:
(All figures are in U.S. dollars unless otherwise noted)

▪	Reported net income of $0.11 per share: Net income and adjusted income for the quarter were $9.1 million and $6.8 million, respectively.

▪	Generated strong operating cash flow: Cash flows from operating activities before value added taxes and interest of $37.2 million.

▪	Achieved lower cash costs profile

▪	Reported cash costs of $612 per payable ounce of gold sold at Marigold driven by further efficiencies in mining operations.

▪	Reported cash costs of $11.25 per payable ounce of silver sold at Pirquitas, continuing our trend of sequentially lower quarterly cash costs.

▪	Delivered strong production: Produced 55,598 ounces of gold, a record 2.7 million ounces of silver and 3.8 million pounds of zinc, on track to achieve 2015 production guidance.

▪
Continued exploration success at Marigold: Brownfields exploration continues to expand the high-grade mineralization in the 8 South pit area, with hole MR-6045 returning a downhole intercept of 164.6 meters at a grade of 1.7 g/t gold.

▪	Paid CRA deposit: Paid $19.2 million deposit to the Canada Revenue Agency required to contest the Notice of Reassessment received during the first quarter of 2015.

▪	Received cash payment from the sale of the San Agustin project: Subsequent to quarter end, received $20 million in deferred cash consideration from the sale of the San Agustin project.

Pirquitas mine, Argentina

	Three months ended
Operating data	March 31 2015	December 31 2014	September 30 2014	June 30 2014	March 31 2014
Total material mined (kt)	3,355	3,816	4,315	4,052	4,208
Waste removed (kt)	2,585	3,168	3,831	3,550	3,840
Strip ratio	3.4	4.9	7.9	7.1	10.4
Silver mined grade (g/t)	184	150	160	167	163
Zinc mined grade (%)	0.73	0.97	1.36	2.07	1.94
Mining cost ($/t mined)	2.90	3.18	2.93	2.80	2.40
Ore milled (kt)	379	372	407	402	406
Silver mill feed grade (g/t)	267	222	248	213	204
Zinc mill feed grade (%)	0.89	1.12	1.79	2.19	2.02
Processing cost ($/t milled)	21.46	22.46	23.30	21.13	20.09
Silver recovery (%)	83.9	83.8	78.7	74.3	72.1
Zinc recovery (%) (1)	51.4	52.6	43.8	48.0	48.9

Silver produced ('000 oz)	2,732	2,222	2,551	2,042	1,918
Zinc produced ('000 lbs) (1)	3,837	4,817	7,030	9,319	8,844
Silver sold ('000 oz)	2,909	2,764	1,859	1,926	1,596
Zinc sold ('000 lbs) (1)	2,769	8,745	8,062	5,307	10,227

Realized silver price ($/oz) (2)	16.67	17.18	19.99	19.89	20.38

Cash costs ($/oz) (2)	11.25	11.76	12.22	12.18	12.36
Total costs ($/oz) (2)	16.00	17.40	17.11	16.34	17.42

Financial data ($000s)
Revenue	44,155	40,322	30,874	36,261	33,736
Income (loss) from mine operations (3)	3,448	(16,010)	(308)	7,758	5,924
Capital investments	1,552	2,033	2,376	3,200	2,514
Cash based capitalized deferred stripping	—	—	3,946	2,766	4,733
Exploration expenditures	1,283	1,284	173	1,125	140

(1)	Data for zinc production and sales relate only to zinc in zinc concentrate as any zinc metal within our silver concentrate does not generate revenue.

(2)
We report the non-GAAP financial measures of realized silver prices, and cash costs and total costs per payable ounce of silver sold to manage and evaluate operating performance at the Pirquitas mine. See “Cautionary Note Regarding Non-GAAP Measures”.

(3)	Loss from mine operations for the quarter ended December 31, 2014, includes $11.3 million of write-down of stockpile inventory to its net realizable value.

Mine production

The Pirquitas mine produced 2.7 million ounces of silver during the first quarter of 2015, which is a 23% quarter-on-quarter increase, and remains on track to meet full year guidance. The quarter-on-quarter increase in silver production was primarily due to the increase in silver grade mined resulting in higher mill feed grade, and to sustained higher silver recoveries. The Pirquitas mine produced 3.8 million pounds of zinc in zinc concentrate in the first quarter of 2015, a 20% quarter-on-quarter decrease reflecting a lower average mill feed zinc grade.

Consistent with our mine plan, total material mined has been declining with 3.4 million tonnes mined in the first quarter of 2015, 12% less than in the fourth quarter of 2014. Strip ratio has declined to 3.4, down from

4.9 in the fourth quarter of 2014. Approximately 379,000 tonnes of ore was milled during the first quarter of 2015, compared to 372,000 tonnes in the fourth quarter of 2014. Ore was milled at an average rate of 4,208 tonnes per day during the first quarter of 2015, 6% above the mill’s nominal design and slightly higher than the average milling rate of 4,045 tonnes per day in the fourth quarter of 2014.

Ore milled during the first quarter of 2015 contained an average silver grade of 267 g/t, higher than the 222 g/t reported in the fourth quarter of 2014. The increase in milled grade was due to higher grade fresh ore available directly from the open pit. The average silver recovery rate of 83.9% was consistent with the increased average recovery rate in the fourth quarter of 2014 of 83.8%.

Mine operating costs

Cash costs, which include cost of inventory, treatment and refining costs and by-product credits, were $11.25 per payable ounce of silver sold in the first quarter of 2015 compared to $11.76 per payable ounce of silver sold in the fourth quarter of 2014. Cost of inventory was lower compared to the fourth quarter of 2014 due to lower mining costs which were partially offset by lower by-product credits in the first quarter of 2015 as zinc production and sales declined as planned.

Total costs, which add silver export duties, depreciation, depletion and amortization to cash costs, were $16.00 per payable ounce of silver sold in the first quarter of 2015, lower than the $17.40 per payable ounce of silver sold in the fourth quarter of 2014. Depletion, depreciation and amortization was lower on a per unit sold basis in the first quarter of 2015, compared to the fourth quarter of 2014, as a result of the impairment recorded at December 31, 2014, whereas silver export duties were slightly higher than in the previous quarter due to timing of shipments.

The mine remains focused on cost discipline and driving further operational efficiencies that will sustain cash flows in a lower silver price environment.

Cash costs and total costs per payable ounce of silver sold are non-GAAP financial measures. See “Cautionary Note Regarding Non-GAAP Measures”.

Mine sales

In the first quarter of 2015, we sold 2.9 million ounces of silver, 5% higher than sales of 2.8 million ounces of silver in the fourth quarter of 2014. We also sold 2.8 million pounds of zinc in the first quarter of 2015, significantly lower compared to the 8.7 million pounds sold in the fourth quarter of 2014 but in line with our plan.

Exploration

During the period, we completed the second of two phases of underground drilling on the San Miguel underground project targeting the expansion and upgrade of Mineral Resources underlying the Pirquitas open pit. The mineralization consists of two principal structures, known as the Chocoya and Oploca vein sets, which currently have Inferred Mineral Resources. In the first quarter of 2015, 21 underground exploration drillholes and one geotechnical drillhole were completed for a total of 5,686 meters. Thus far, drill results have been positive, supporting our expectations of the overall project. Recent highlighted results include intersected core lengths of 6.9 meters at a grade of 1,038 g/t silver and 18 meters at a grade of 517 g/t silver in drillholes PUG-03 and PUG-10, respectively, from the underground program.

Marigold mine, U.S.

	Three months ended
Operating data	March 31 2015	December 31 2014	September 30 2014	June 30 2014 (1)
Total material mined (kt)	18,556	18,426	18,832	18,338
Waste removed (kt)	14,861	14,587	13,821	15,986
Strip ratio	4.0	3.8	2.8	6.8
Mining cost ($/t mined)	1.57	1.62	1.61	1.70
Total ore stacked (kt)	3,695	3,839	5,011	2,352
Gold stacked grade (g/t)	0.59	0.84	0.53	0.34
Processing cost ($/t processed)	1.09	1.06	0.86	1.59
Gold recovery (%)	74.7	73.0	73.0	73.0

Gold produced (oz)	55,598	67,113	40,442	22,060
Gold sold (oz)	55,865	68,748	38,245	21,990

Realized gold price ($/oz) (2)	1,210	1,200	1,267	1,285

Cash costs ($/oz) (2)	612	665	997	1,103
Total costs ($/oz) (2)	728	778	1,095	1,135

Financial data ($000s)
Revenue	67,566	82,508	48,395	28,026
Income from mine operations	26,954	29,006	6,566	3,264
Capital investments	4,768	4,375	4,486	2,296
Cash based capitalized deferred stripping	12,543	16,866	1,910	6,536
Exploration expenditures (3)	1,551	3,224	796	458

(1)
Data presented in this column is for the period April 1 to June 30, 2014, the period for which we were entitled to all economic benefits of the Marigold mine under the purchase and sale agreement dated February 3, 2014 entered into with subsidiaries of Goldcorp Inc. and Barrick Gold Corporation.

(2)
We report the non-GAAP financial measures of realized gold prices, and cash costs and total costs per payable ounce of gold sold to manage and evaluate operating performance at the Marigold mine. See “Cautionary Note Regarding Non-GAAP Measures”.

(3) Includes capitalized and expensed exploration expenses.

Mine production

We produced 55,598 gold ounces in the first quarter of 2015, lower than the record fourth quarter production of 67,113 ounces by 17% due to the expected reduction in stacked grade. This reduction was in line with our annual production schedule.

During the first quarter of 2015, the Marigold mine moved 18.6 million tonnes of material, of which 3.7 million tonnes of ore were delivered to the heap leach pad at a gold grade of 0.59 g/t, which represents approximately 52,000 recoverable ounces of gold stacked during the quarter. This compares to 18.4 million tonnes of material moved in the fourth quarter of 2014, of which 3.8 million tonnes of ore containing a gold grade of 0.84 g/t was stacked, representing approximately 75,600 recoverable ounces of gold. Of the recoverable ounces stacked in the first quarter, the majority were mined from the bottom of the Mackay Phase 1 pit, while a significant waste stripping program continued on the next phase of the Mackay pit. This resulted in a deferral of stripping costs in the first quarter of 2015, similar to that recorded in the fourth quarter of 2014. The stripping program of the next Mackay phase was significantly advanced in the first quarter of 2015 and this phase is expected to provide the majority of ore for the remainder of 2015 with deferred stripping costs declining through the remaining quarters of 2015.

The overall mine strip ratio remained consistent at 4.0 compared to 3.8 in the previous quarter.

Mine operating costs

Cash costs, which include all costs of inventory, refining costs and royalties, were $612 per payable ounce of gold sold in the first quarter of 2015, compared to $665 per payable ounce of gold sold in the fourth quarter of 2014, with the reduction resulting from lower mining costs in the period.

Total costs, which include depreciation, depletion and amortization, were $728 per payable ounce of gold sold in the first quarter of 2015, compared to $778 per payable ounce of gold sold in the fourth quarter of 2014.

Cash costs and total costs per payable ounce of gold sold are non-GAAP financial measures. See “Cautionary Note Regarding Non-GAAP Measures”.

Mine sales

A total of 55,865 ounces of gold was sold at an average price of $1,210 per ounce during the first quarter of 2015, a decrease of 19% from the 68,748 ounces of gold sold during the fourth quarter of 2014 at an average price of $1,200 per ounce. The decrease in sales is a function of lower production.

Exploration

During the first quarter of 2015, we drilled 9,693 meters in 34 reverse circulation holes that targeted oxide gold Mineral Resources within the Hercules and 8 South areas. Mineral Resource grade intercepts were encountered in 96% of the drillholes and are expected to contribute to an increase in Mineral Resources in the 8 South area.  One notable intercept for the quarter was drillhole MR-6045, which intersected a downhole interval of 164.6 meters grading at 1.7 g/t gold located to the north of the old 8 South pit area, indicating a northern extension to the high-grade 8 South pit mineralization previously reported to the south of the pit.

On the sulphide exploration project targeting high grade sulphide deposits at depth, we completed three core drillholes during the quarter for a total of 1,459 meters. In total, four deep holes have been drilled on this project to date.  Lower Paleozoic stratigraphy favorable for hosting gold deposits in this part of Nevada has been intersected in each of the holes completed to date.  The next phase of the program will target Marigold’s most productive faults where they cross the more prospective sections of the stratigraphy. We are analyzing and interpreting the results prior to planning the remaining deep holes proposed for this year.

Outlook

This section of the news release provides management's production and cost estimates. Major capital and exploration expenditures are also discussed. See "Cautionary Note Regarding Forward-Looking Statements."
For the full year 2015, our guidance is unchanged from that presented previously on January 14, 2015, and we expect:

Operating Guidance		Pirquitas mine	Marigold mine
Gold Production	oz	—	160,000 - 175,000
Silver Production	Moz	9.0 - 10.0	—
Zinc Production	Mlb	10.0 - 12.0	—
Cash costs per payable ounce sold (1)	$/oz	11.50 - 12.50	725 - 800
Capital Expenditures	$M	10	20
Capitalized Stripping Costs	$M	—	25
(1) We report the non-GAAP financial measures of cash costs per payable ounce of silver and gold sold to manage and evaluate operating performance at the Pirquitas mine and the Marigold mine. See “Cautionary Note Regarding Non-GAAP Measures”.

At the Pirquitas mine, 2015 silver production is expected to increase in line with our guidance compared to 2014 as mining progresses through the higher grade portions of the San Miguel Phase 2 open pit with stable cash costs per payable ounce of silver sold. Capital expenditures of $10 million in 2015 consist principally of mine and plant capital spares and initial work on the stage 5 tailings dam.

During the second quarter of 2015 the Pirquitas mine completed an 11-day planned mill maintenance shutdown. We expect that this will impact second quarter production but was considered within our full year production guidance.

Subsequent to the end of the first quarter of 2015, we concluded our annual union negotiations with the mine site workers at the Pirquitas mine without any impact on production.

Our gold production from the Marigold mine is expected to increase due to full year ownership of the asset. Production is expected to be strongest in the first and fourth quarters of 2015 as a strong end to 2014 was carried into the first quarter of 2015 and mining progresses into deeper areas of the next phase of the Mackay pit later in the year. Capital expenditures of $20 million in 2015 include approximately $7 million for cell 20 leach pad construction, $9 million for maintenance and capitalized spares for mining equipment and $2 million for capitalized exploration drilling.

Exploration expenditures are forecast to remain at a reduced level of $15 million for 2015. Planned expenditures include $4 million on surface and underground drilling proximate to the Pirquitas mine and $3.5 million of resource delineation drilling at the Marigold mine. Property holdings are being maintained in good standing with limited activities expected at our Pitarrilla and San Luis projects.

Financial Results

Mine Operations

▪
Revenues were $111.7 million in the first quarter of 2015, compared to $33.7 million in the quarter ended March 31, 2014. Cost of sales was $81.3 million, including $16.4 million of non-cash depletion, depreciation and amortization, in the quarter ended March 31, 2015. This compares to cost of sales of $27.8 million and non-cash depletion, depreciation and amortization of $5.1 million in the quarter ended March 31, 2014.

▪	Income from mine operations was $30.4 million in the first quarter of 2015, compared to income from mine operations of $5.9 million in the quarter ended March 31, 2014.

Net Income

▪	Net income was $9.1 million, or $0.11 per share, in the first quarter of 2015, compared to net loss of $12.4 million or $0.15 per share in the quarter ended March 31, 2014.

Liquidity

▪
Cash and cash equivalents were $175.6 million as of March 31, 2015, compared to $184.6 million as of December 31, 2014 as positive operating cash generation was offset by $19.2 million paid to the Canada Revenue Agency as required to appeal the Notice of Reassessment. Working capital was $358.3 million at March 31, 2015, compared to $368.9 million at December 31, 2014.

Selected Financial Data
(US$000's, except per share amounts)

This summary of selected financial data should be read in conjunction with our management’s discussion and analysis of the financial position and results of operations for the three months ended March 31, 2015 (“MD&A”), the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2015 and March 31, 2014, and the audited consolidated financial statements for the year ended December 31, 2014.

	Three Months Ended March 31, 2015	Three Months Ended March 31, 2014
Revenue	111,721	33,736
Income from mine operations	30,402	5,924
Operating income (loss)	21,275	(6,338)
Net income (loss) for the period	9,096	(12,439)
Basic income (loss) per share	0.11	(0.15)
Cash generated by operating activities	30,807	(1,495)
Cash used in investing activities	(38,214)	(13,892)
Cash generated by financing activities	—	—

Financial Position	March 31, 2015	December 31, 2014
Cash and cash equivalents	175,595	184,643
Current assets – total	477,615	491,818
Current liabilities – total	119,327	122,870
Working capital	358,288	368,948
Total assets	989,260	986,249

Review of Projects

San Luis Project, Peru

In the fourth quarter of 2014, we canceled our land access agreements with the Cochabamba community. No significant progress has subsequently been achieved in reaching agreement with the Cochabamba and Ecash communities on land access. We are now examining alternative strategies for community engagement and for advancing the San Luis project.

Other Projects

At the Pitarrilla project, Mexico, and our other projects, we continue to keep the properties in good standing and fulfill our community and other commitments.

Qualified Persons
The scientific and technical information contained in this news release relating to the Pirquitas mine has been reviewed and approved by Trevor J. Yeomans, ACSM, P.Eng., and Carl Edmunds, P. Geo., each of whom is a Qualified Person under National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”). Mr. Yeomans is our Director of Metallurgy and Mr. Edmunds is our Chief Geologist, Exploration. The scientific and technical information contained in this news release relating to the Marigold mine has been reviewed and approved by Thomas Rice and James Carver, each of whom is a SME Registered Member and a Qualified Person under NI 43-101. Mr. Rice is our Technical Services Manager and Mr. Carver is our Chief Geologist at the Marigold mine.

Risks and Uncertainties

For information regarding the risks and uncertainties affecting our business, please refer to the section entitled “Risk Factors” in our most recent Annual Information Form and Annual Report on Form 40-F filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission ("SEC"), which is available at www.sedar.com, the EDGAR section of the SEC website at www.sec.gov, and on our website at www.silverstandard.com.

Management Discussion & Analysis and Conference Call

This news release should be read in conjunction with our unaudited condensed consolidated interim financial statements and the MD&A as filed with the Canadian Securities Administrators and available at www.sedar.com or our website at www.silverstandard.com.

▪	Conference call and webcast: Wednesday, May 13, 2015, at 11:00 a.m. EDT.

Toll-free in North America:	+1 (888) 429-4600
All other callers:	+1 (970) 315-0481
Webcast:	www.silverstandard.com

▪	The conference call will be archived and available at www.silverstandard.com.
Audio replay will be available for one week by calling:

Toll-free in North America:	+1 (855) 859-2056, replay conference ID 21829146
All other callers:	+1 (404) 537-3406, replay conference ID 21829146

SOURCE: Silver Standard Resources Inc.
For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, BC
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, please register using the Silver Standard website at www.silverstandard.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements.
Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: future production of silver, gold and other metals; future costs of inventory, and cash costs and total costs per payable ounce of silver, gold and other metals sold; the prices of silver, gold and other metals; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the sufficiency of our current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for silver, gold and other metals produced by us; timing of production and the cash costs and total costs of production at the Pirquitas mine and the Marigold mine; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from our mining projects, including future sales of metals, concentrate or other products produced by us; and our plans and expectations for our properties and operations.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Pirquitas mine, the Marigold mine and our projects; our ability to replace Mineral Reserves; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations, particularly the value of the Argentine peso against the U.S. dollar; the possibility of future losses; general economic conditions; fully realizing our interest in Pretium Resources Inc. (“Pretium”) and our other marketable securities, including the price of and market for Pretium’s common shares and such other marketable securities; potential export duty and related interest on current and past production of silver concentrate from the Pirquitas mine; recoverability and tightened controls over the value added tax collection process in Argentina; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and operational issues; our ability to obtain adequate financing for further exploration and development programs; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits we have obtained; our ability to attract and retain qualified personnel and management and potential labour unrest, including labour actions by our unionized employees at the Pirquitas mine; governmental regulations, including health, safety and environmental regulations, increased costs and restrictions on operations due to compliance with such regulations; reclamation and closure requirements for our mineral properties; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; assessments by taxation authorities in multiple jurisdictions, including the recent reassessment by the Canada Revenue Agency; claims and legal proceedings, including adverse rulings in current or future litigation against us and/or our directors or officers; compliance with anti-corruption laws and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; recoverability of deferred consideration to be received in connection with recent divestitures; uncertainties related to title to our mineral properties and the ability to obtain surface rights; our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; our ability to access, when required, mining equipment and services; competition in the mining industry for mineral properties; shortage or poor quality of equipment or supplies; our ability to complete and successfully integrate an announced acquisition; conflicts of interest that could arise from some of our directors’ and officers’ involvement with other natural resource companies; information systems security risks; certain terms of our convertible notes; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the SEC.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms and our ability to continue operating the Pirquitas mine and the Marigold mine. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors

This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made. In addition, the SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Cautionary Note Regarding Non-GAAP Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including cost of inventory, cash costs and total costs per payable ounce of silver or gold sold, realized price per ounce of silver or gold sold, adjusted net income (loss) before tax, adjusted net income (loss) and adjusted basic earnings (loss) per share. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our consolidated financial statements.